INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN NUVEEN FUND ADVISORS, LLC AND SYMPHONY ASSET MANAGEMENT LLC

Schedule A

AMENDED AS OF DECEMBER 30, 2013

Fund Name	Effective Date	Period End	Compensation Percentage
Nuveen Symphony Credit Opportunities Fund	April 28, 2010	August 1, 2014	50%

Nuveen Symphony Floating Rate Income Fund	May 2, 2011	August 1, 2014	50%

Nuveen Symphony High Yield Bond Fund	December 10, 2012	August 1, 2014	50%

Nuveen Symphony Dynamic Credit Fund	December 30, 2013	August 1, 2015	57%

NUVEEN FUND ADVISORS, LLC		SYMPHONY ASSET MANAGEMENT LLC

By:	/s/ Gifford R. Zimmerman	By:	/s/ Gunther Stein
Title:	Managing Director	Title:	CIO/CEO

Dated: December 18, 2013